                         [CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release



                          CAMPBELL RESOURCES ANNOUNCES
                            ITS THIRD QUARTER RESULTS


MONTREAL, NOVEMBER 6, 2002 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) recorded a loss of $4.1 million or $0.11 per share for the nine months ended September 30, 2002, compared with a loss of $4.0 million or $0.19 per share in the same period of 2001. The loss for the three-month period ended September 30, 2002 was $2.9 million or $0.07 per share, compared with $1.0 million or $0.03 per share for the same period in 2001.

According to Mr. Fortier, President and Chief Executive Officer of Campbell Resources Inc.: "The September operating results have confirmed that our operating objectives for the Joe Mann Mine are realistic. The July and August results reflected lower production levels due to the loss of a scoop tram, breakdown of several pieces of equipment during the holiday period, and delayed mine development."

Revenues from metal sales in the third quarter amounted to $3.6 million excluding finished product inventories of $1.7 million at September 30, 2002. The average gold price per ounce received by the Company in the third quarter was US$313 compared with a market average of US$314. The total cash cost per ounce of gold for the third quarter was US$391.84. The operating loss for the quarter ended September 30, 2002 was $3.0 million after depreciation and amortization of $1.2 million, compared with an operating loss of $0.9 million net of amortization in the same period of last year.

OPERATIONS

Since the beginning of the year, 113,334 tons of ore from the Joe Mann Mine have been milled producing 21,939 ounces of gold, 385,177 pounds of copper and 9,380 ounces of silver. Of this amount 40,133 tons of ore were milled in the third quarter and 48,931 in the second quarter.
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The following sets out the production details for this quarter and year-to-date:


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                        July         August         September      3rd Quarter    Year-to-Date
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
Tons produced          12,930        9,577           17,626           40,133        113,334
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Grades
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   Au oz/t              0.232        0.178            0.228            0.217          0.230
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   Cu %                 0.20%        0.19%            0.20%            0.20%          0.19%
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Recovery %
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   Au                  86.51%        87.96%          90.18%           88.47%         84.04%
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   Cu                  87.27%        91.34%          94.22%           91.29%         88.67%
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Production
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   Au (ounces)          2,599         1,500           3,616            7,715         21,939
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   Cu (pounds)         47,642        28,853          64,840          141,335        385,177
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

The Company also holds a 26% participation in the Copper Rand mine and mill through the privately owned Corporation Copper Rand Inc. Development work on this gold and copper deposit is progressing, with commercial production expected to start in the winter of 2004. The deepening of the existing shaft was completed in June. The hoisting facilities were modified and construction of the paste backfill plant commenced during the summer. Work on the decline began in September. At September 30, 2002, the Copper Rand Corporation had spent a total of $19.5 million on this project.

Cash and cash equivalents were reduced by $0.7 million for the nine months and by $1.1 million for the three months ended September 30, 2002, compared with $3.1 million and $1.1 million for the comparable periods in 2001. Working capital at September 30, 2002 was $9.4 million compared with $8.4 million at June 30, 2002 and $5.4 at December 2001. Cash and cash equivalents were $2.1 million at September 30, 2002 compared with $3.2 million at June 30, 2002 and $2.8 million at December 31, 2001. The Company has drawn $2.7 million of the credit facility made available by Investissement Quebec. This loan is to be reimbursed in six equal payments beginning in November 2002.

OUTLOOK

Corrective measures introduced during the second quarter generated much improved results in September and results for October confirmed improvement in the operations. "We currently expect to produce approximately 12,500 ounces in the fourth quarter, bringing 2002 production to approximately 35,000 ounces", Mr. Fortier said.


"We are continuing exploration at the Joe Mann Mine which is confirming the mineral reserves and resources and in some cases have identified additional mineralization", Mr. Fortier stated. "The updating of mineral reserves and resources for the year-end is currently being completed. A number of interesting initiatives are being pursued to improve the competitiveness of the operations. One such initiative is the testing of a new mining method consisting of thermal fragmentation of rock in order to extract ore at the Joe Mann Mine. If results are conclusive, this method may be used underground in 2003. This process would allow for the exploitation of gold veins that are not economic with current mining methods and would increase gold reserves." Mr.

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Fortier explained. A surface drilling program has also begun on the Chevrier property, located 10 kilometres north of the Joe Mann Mine.

Campbell Resources is a mining company focused mainly in the Chibougamau mining camp of Quebec, where it holds interests in gold and gold-copper exploration and mining properties. These include the Joe Mann Mine, Copper Rand Mine and Corner Bay Project.

                                     - 30 -

For additional information :
Andre Fortier                                             Tel.:  (514) 875-9037
President and CEO                                         Fax :  (514) 875-9764

Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                      SEPTEMBER 30         December 31
                                                              2002                2001
                                                                 $                   $
ASSETS

Current assets
   Cash and short-term deposits                              2,111               2,761
   Short-term investments at market value                      245                  22
   Bullion settlements and other receivables                 7,341               2,435
   Notes receivable                                          1,480               1,037
   Inventories                                               4,725               4,664
   Prepaids                                                    280                 517
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                                                            16,182              11,436

Notes receivable                                            21,773              12,266
Investment                                                   6,450               6,500
Restricted deposits and swap agreement                      48,833              48,629
Future income tax assets                                     2,674               3,375
Mining interests                                            25,437              25,365
Accrued benefit assets                                       1,707               1,707
Other assets                                                 2,016               1,078
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                                                           125,072             110,356
=======================================================================================

LIABILITIES

Current liabilities
   Accounts payable                                          2,569               2,482
   Accrued liabilities                                       4,202               3,436
   Future income tax liabilities                                 -                 141
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                                                             6,771               6,059

Reclamation and site restoration accruals                    7,258               8,084
Long term debt                                              59,052              55,974
Future income tax liabilities                                2,674               3,234
Deferred royalty                                            26,126              14,340
Other liabilities                                               65                 563
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                                                           101,946              88,254
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SHAREHOLDERS' EQUITY

   Capital stock                                            31,073              24,620
   Foreign currency translation adjustment                      50               1,337
   Deficit                                                 (7,997)             (3,855)
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                                                            23,126              22,102
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                                                           125,072             110,356
=======================================================================================

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

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                     THREE MONTHS ENDED          Nine months ended
                                                                        SEPTEMBER 30                September 30
                                                                     2002               2001        2002          2001
                                                                        $                  $           $             $
METAL SALES                                                         3,620                  -       7,336             -
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Expenses
   Mining                                                           4,970                  -       8,312             -
   General administration                                             418                408       1,487         1,609
   Depreciation and amortization                                    1,229                 15       2,690            27
   Restoration                                                          -                  -          67             -
   Care and maintenance                                                 -                452         124         2,259
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                                                                    6,617                875      12,680         3,895
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Loss from operations                                              (2,997)              (875)     (5,344)       (3,895)
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Other income (expense)
   Other income                                                       314                 41       1,760           208
   Metal sales adjustment previous year                                 -                  -           -          (76)
   Share in net loss of entity subject to significant                (27)                  -        (50)             -
   influence
   Convertible debenture interest expense                           (171)              (161)       (462)         (307)
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                                                                      116              (120)       1,248         (175)
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Loss before taxes                                                 (2,881)              (995)     (4,096)       (4,070)

Income and mining tax recovery (expense)                             (20)                  -        (46)           113
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NET LOSS                                                          (2,901)              (995)     (4,142)       (3,957)
=======================================================================================================================

LOSS PER SHARE                                                     (0.07)             (0.03)      (0.11)        (0.19)
=======================================================================================================================

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                  THREE MONTHS ENDED           Nine months ended
                                                                     SEPTEMBER 30                 September 30
                                                                     2002           2001            2002          2001
                                                                        $              $               $             $
BALANCE AT BEGINNING OF PERIOD                                    (5,096)        (2,462)         (3,855)     (113,145)
Transfer from stated capital account                                    -              -               -       113,645
Net loss                                                          (2,901)          (995)         (4,142)       (3,957)
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BALANCE AT END OF PERIOD                                          (7,997)        (3,457)         (7,997)       (3,457)
=======================================================================================================================


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